UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42475

FST Corp.

(Registrant’s Name)

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Report amends the Form 6-K furnished by FST Corp. (the “Company”) to the U.S. Securities and Exchange Commission (the “Commission”) on July 7, 2026 (the “Original Report”). The sole purpose of this Amendment is to replace Exhibit 5.1, the opinion of Ogier, which was inadvertently filed in an incorrect form with the Original Report. The corrected legal opinion is filed as Exhibit 5.1 to this Amendment.

No other changes are made to the Original Report by this Amendment. This Amendment does not reflect events occurring after the date of the Original Report, does not modify or update the disclosures contained in the Original Report in any way other than as described above, and should be read together with the Original Report.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
5.1	Opinion of Ogier

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FST Corp.

Date: July 15, 2026	By:	/s/ David Chuang
	Name:	David Chuang
	Title:	Chief Executive Officer and Chairman of the Board

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